CUSIP No. 88165U 109	13D	Page 1 of 17 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TetraLogic Pharmaceuticals Corporation

(Name of Issuer)

Common Stock. $0.0001 par value

(Title of Class of Securities)

88165U 109

(CUSIP Number)

Robert Liptak

Clarus Ventures, LLC

101 Main Street, Suite 1210, Cambridge, MA 02142

(617) 949-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88165U 109	13D	Page 2 of 17 Pages

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Clarus Lifesciences II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,644,705 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,644,705 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,644,705 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 88165U 109	13D	Page 3 of 17 Pages

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Clarus Ventures II GP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,644,705 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,644,705 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,644,705 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 88165U 109	13D	Page 4 of 17 Pages

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Clarus Ventures II, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,644,705 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,644,705 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,644,705 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 88165U 109	13D	Page 5 of 17 Pages

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Robert Liptak

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,644,705 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,644,705 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,644,705 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 88165U 109	13D	Page 6 of 17 Pages

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Nicholas Simon

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,644,705 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,644,705 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,644,705 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 88165U 109	13D	Page 7 of 17 Pages

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Nicholas Galakatos

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,644,705 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,644,705 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,644,705 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 88165U 109	13D	Page 8 of 17 Pages

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Dennis Henner

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,644,705 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,644,705 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,644,705 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 88165U 109	13D	Page 9 of 17 Pages

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Kurt Wheeler

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,644,705 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,644,705 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,644,705 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 88165U 109	13D	Page 10 of 17 Pages

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Michael Steinmetz

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization German citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,644,705 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,644,705 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,644,705 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 88165U 109	13D	Page 11 of 17 Pages

Schedule 13D

Item 1.         Security and Issuer.

This statement relates to the common stock, $0.0001 par value (the “Common Stock”) of TetraLogic Pharmaceuticals Corporation (the “Issuer”) having its principal executive offices at 343 Phoenixville Pike, Malvern, PA 19355.

Item 2.         Identity and Background.

This statement is being filed by:

(a)                                 Clarus Lifesciences II, L.P. (the “Fund” or the “Record Holder”);

(b)                                 Clarus Ventures II GP, L.P. (“Clarus GP”), which is the sole general partner of the Fund; and Clarus Ventures II, LLC (“Clarus GPLLC” and, together with Clarus GP, the “Control Entities”), which is the sole general partner of Clarus GP; and

(c)                                  Robert Liptak, Nicholas Simon, Nicholas Galakatos, Dennis Henner, Kurt Wheeler and Michael Steinmetz (together, the “Managing Directors”).  The Managing Directors are the directors of Clarus GPLLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-l(k) under the Act.

The address of the principal business office of the Reporting Persons is Clarus Ventures, 101 Main Street, Suite 1210, Cambridge, MA 02142.

The principal business of the Fund is to invest in and assist growth-oriented businesses in healthcare and life sciences.  The principal business of Clarus GP is to act as the sole general partner of the Fund.  The principal business of Clarus GPLLC is to act as the sole general partner of Clarus GP.  The principal business of each of the Managing Directors is to manage the Control Entities, the Fund and affiliated entities with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Fund and Clarus GP are limited partnerships organized under the laws of the State of Delaware.  Clarus GPLLC is a limited liability company organized under the laws of the State of Delaware.  Each of Messrs. Liptak, Simon, Galakatos, Henner and Wheeler is a United States citizen.  Mr. Steinmetz is a German citizen.

CUSIP No. 88165U 109	13D	Page 12 of 17 Pages

Item 3.         Source and Amount of Funds or Other Consideration.

On December 11, 2013, the Registration Statement on Form S-l, as amended, filed with the Securities and Exchange Commission by the Issuer (File No. 333-191811) in connection with its initial public offering of 7,150,000 shares of Common Stock of the Issuer (the “IPO”) was declared effective.  The closing of the IPO took place on December 17, 2013, and at such closing the Fund purchased an aggregate of 1,425,063 shares of Common Stock at the IPO price of $7.00 per share.  In addition, immediately prior to the closing of the IPO, shares of Series C Preferred Stock (“Series C Stock”), Convertible Promissory Notes (the “Notes”) and certain Warrants to Purchase Equity Securities (the “Warrants”) held by the Fund automatically converted or net exercised, as applicable, into 3,219,642 shares of Common Stock of the Issuer.  Prior to the IPO, the Series C Stock, the Notes and the Warrants were purchased from the Issuer in a series of private transactions from 2010 to 2013 for an aggregate purchase price of $20,699,800.  The Fund now holds a total of 4,644,705 shares of the Issuer’s Common Stock (the “Clarus Shares”).

The working capital of the Fund was the source of the funds for the purchase of the Clarus Shares.  No part of the purchase price of the Clarus Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Clarus Shares.

Item 4.         Purpose of Transaction.

The Fund acquired the Clarus Shares for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Fund and other Reporting Persons may dispose of or acquire additional shares of the Issuer.

None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer.  The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors.  The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Issuer’s Common Stock held by such stockholders.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)                                 The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 88165U 109	13D	Page 13 of 17 Pages

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)                                 Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)                                  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                                    Any action similar to any of those enumerated above.

Item 5.         Interest in Securities of the Issuer.

The Fund is the record owner of the Clarus Shares.  As the sole general partner of the Fund, Clarus GP may be deemed to own beneficially the Clarus Shares.  As the sole general partner of Clarus GP, Clarus GPLLC may be deemed to own beneficially the Clarus Shares.  As members of Clarus GPLLC, each of the Managing Directors may be deemed to own beneficially the Clarus Shares.

Each Reporting Person disclaims beneficial ownership of the Clarus Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on the 21,116,904 shares of Common Stock reported to be outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities Exchange Commission on December 12, 2013.

(b)                                 Regarding the number of shares as to which such person has:

CUSIP No. 88165U 109	13D	Page 14 of 17 Pages

(i)                                     sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)                                  shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)                               sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)                              shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)                                  Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)                                 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)                                  Not applicable.

Item 6.         Contracts.  Arrangements.  Undertakings or Relationships with Respect to Securities of the Issuer.

The Fund has entered into a lock-up agreement with the underwriters of the IPO pursuant to which the Fund has generally agreed, subject to certain exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of Common Stock for a period of 180 days from December 12, 2013, without the prior written consent of Oppenheimer & Co. Inc.

Dr. Steinmetz, a Reporting Person, is a member of the Issuer’s Board of Directors and, accordingly, may have the ability to effect and influence control of the Issuer.

Item 7.         Material to be Filed as Exhibits.

Exhibit 99.1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 99.2 - Power of Attorney regarding filings under the Act.

CUSIP No. 88165U 109	13D	Page 15 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2013

CLARUS LIFESCIENCES II, L.P.

By: Clarus Ventures II GP, L.P., its general partner

By: Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

CLARUS VENTURES II GP, L.P.

By: Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

CLARUS VENTURES II, LLC

By:	/s/ Robert Liptak

Manager

*

Nicholas Galakatos

*
Dennis Henner

/s/ Robert Liptak
Robert Liptak

*
Nicholas Simon

*
Michael Steinmetz

*
Kurt Wheeler

*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-Fact

This Schedule 13D was executed by Robert Liptak on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 88165U 109	13D	Page 16 of 17 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-l(k)(l) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Aerie Pharmaceuticals, Inc.

Date: December 27, 2013

CLARUS LIFESCIENCES II, L.P.

By: Clarus Ventures II GP, L.P., its general partner

By: Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

CLARUS VENTURES II GP, L.P.

By: Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

CLARUS VENTURES II, LLC

By:	/s/ Robert Liptak
Manager

*
Nicholas Galakatos

*
Dennis Henner

/s/ Robert Liptak
Robert Liptak

*
Nicholas Simon

*
Michael Steinmetz

*
Kurt Wheeler

*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-Fact

This Agreement was executed by Robert Liptak on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 88165U 109	13D	Page 17 of 17 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert Liptak with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership or limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

Each of the undersigned hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 11th day of April, 2008.

/s/ Nicholas Galakatos
Nicholas Galakatos
/s/ Dennis Henner
Dennis Henner
/s/ Jeffrey Leiden
Jeffrey Leiden
/s/ Nick Simon
Nick Simon
/s/ Michael Steinmetz
Michael Steinmetz
/s/ Kurt Wheeler
Kurt Wheeler